# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 27, 2015


## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Barnes & Noble Education, Inc.**

**File No. 001-37499 - CF#32777**

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   Barnes & Noble Education, Inc.  submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 3, 2015.

   Based on representations by Barnes & Noble Education, Inc.  that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.5    through August 3, 2025


   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


         Brent J. Fields
         Secretary